UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER______________
CUSIP NUMBER               863167201
(Check one): ☒ Form 10-K  □ Form 20-F  □ Form 11-K  □ Form 10-Q  □ Form 10-D  □ Form N-SAR  □ Form N-CSR

For Period Ended: December 31, 2008
☒ Transition Report on 10-K
□ Transition Report on 20-F
□ Transition Report on 11-K
□ Transition Report on 10-Q
□ Transition Report on N-SAR
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

Stratus Properties Inc.
Full Name of Registrant

Former Name if Applicable

98 San Jacinto Blvd., Suite 220
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) A The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

    Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

As previously reported, following its third quarter ended September 30, 2008, Stratus Properties Inc. (“Stratus” or the “Company”) determined that the manner in which the Company had previously accounted for certain interest costs is not in accordance with Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Costs.”  The Company had historically excluded interest costs related to financing of operating properties from interest eligible for capitalization, resulting in such interest costs being charged to expense. The Company determined that the inclusion of such interest costs in interest eligible for capitalization is required by Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Costs,” which has been discussed with its independent auditors.  The Company is finalizing  its evaluation of the treatment of prior years’ interest costs, and the effects on interest expense, cost of sales expense, and the cost of real estate assets, including an evaluation of the tax implications of the required changes.  The Company expects this evaluation to be completed in the near future. The Company has discussed its evaluation of the treatment of prior years’ interest costs with its independent auditors and will continue to do so as it completes the next phase of the process.

The Company also previously reported that it was possible that a restatement of prior period financial statements may be required.  At the completion of its evaluation, Stratus will be able to identify any potential prior period restatements that may be required.  Any required restatements will be filed as soon as practicable after completion of such evaluation. The impact of any required changes, in the aggregate, are expected to be reduced net interest expense, increased cost of sales, and a net increase in real estate assets and retained earnings, before consideration of any tax implications. Additionally, the Company does not believe that any change determined to be necessary will cause a covenant violation of any of its existing debt agreements.

In connection with the foregoing, the Company filed a Form 12b-25 with the Securities and Exchange Commission (“SEC”) notifying the SEC that the Company was unable to complete its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”) by the November 10, 2008 due date.  Because Stratus continues to evaluate the implications of the changes it has identified, the Company will not be able to complete its annual report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) by the March 16, 2009 filing date. The Company is working diligently to complete its review and intends to file its Form 10-Q and Form 10-K as soon as practicable.

As also previously reported, on November 18, 2008, the Company received a letter from The NASDAQ Stock Market (“NASDAQ”) advising that the Company was not in compliance with the continued listing requirements set forth in NASDAQ Marketplace Rule 4310(c)(14) because the Company did not timely file its Form 10-Q.  The Company subsequently submitted a plan to NASDAQ to regain compliance with the continued listing requirements.  On March 4, 2009, NASDAQ notified the Company that the Company’s compliance plan was accepted and granted the Company an extension of time until May 14, 2009 to file its Form 10-Q.  The Company has communicated to NASDAQ that it will be unable to file its Form 10-K by March 16, 2009, and will prepare the Form 10-K with the intention of filing it as soon as practicable thereafter.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John E. Baker	(512)	478-5788
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).Yes  □ No  ☒

 As discussed in Part III herein, the Company has not yet filed its quarterly report on Form 10-Q for the quarter ended September 30, 2008.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒              No  □
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company continues to evaluate the matters discussed above in Part III, it is not yet in a position to specifically quantify its results of operations for the year ended December 31, 2008.  Notwithstanding that fact, the Company anticipates that its financial results will reflect a significant reduction in net income for the year ended December 31, 2008, as compared to the year ended December 31, 2007, due to a significant decline in real estate sales.

Stratus Properties Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 16, 2009                                                                                     By  /s/   John E. Baker
           John E. Baker
           Senior Vice President and
           Chief Financial Officer
           (authorized signatory and
           Principal Financial Officer)